MINERIA Y EXPLORACIONES OLYMPIA, INC.

No. 8 Bo. Buenos Aires
Municipio Monsenor Novel
Dominican Republic

November 12, 2013

Filed on Edgar as Correspondence

United States Securities and Exchange Commission
Washington, D.C. 20549

Attention:                      Brigitte Lippmann

Dear Ms. Lippmann:

Re:           Registration Statement on Form S-1 (File No. 333-190652)
Comment letter dated September 12, 2013

Regarding the various comments in the above noted letter we have the following responses to make thereto.

1.	References to the selling shareholder selling his shares on an exchange, market or trading facility has been eliminated as previously shown on pages 1 and 32.

2.
There is no written communication, as defined in Rule 405 under the Securities Act, given to potential investors in reliance on Section 5(d) of the Securities Act.  There are no research reports prepared by our Company, management or any party that we aware of including brokers or dealers.

3.
A review of the filings by Oroplata Resources, Inc. with the SEC indicates that the only relationships between our Company and Oroplata Resources, Inc. is that their director, Hilario Sosa, was engaged by our Company to prepare an independent geological report on the Olympia property.   In addition, it appears both companies use the same law firm in Puerto Plata, being Virgilio Santana Ripoll, Attorney-at-Law.  There is no other relationship between the two companies that we are aware of.

4.	Inserted on the prospectus cover page and under the Offering on page 4 is the disclosure that the offering will terminate nine months after the effective date of the registration statement.

5.	Inserted on the prospectus covering page is the definition of why our Company is considered a “pre-exploration stage company”.

6.
In our Summary we have included a paragraph indicating our auditors’ concern as to whether we can continue as a going concern as well as the lack of funds on hand to meet on a timely basis our future financial obligations.

7.	The sentence contained in this comment has been removed as requested with an additional sentence having been substituted as is shown on page 5.

8.	We have included a going concern risk factor as the first item under Risk Factors as shown on page 5.

9.
We use an independent accounting firm to prepare our financial statements for examination by our auditors.   The firm is not an employee of our Company and works on a fee for service basis and provided no other services to us other than preparing the quarterly and annual financial statements when we request them.  Eventually we would like to hire our own accountant but until we have adequate funds we are not in a position to do so. In order to clarify, the word “independent” has been inserted into the schedule of estimated expenses for the next twelve months as shown on page 11.

10.
 Included under “Plan of Operations”, as shown on page 11, in the schedule of estimated expenses over the next twelve months we have inserted a row entitled “Claim maintenance and taxes” to reflect the amount to maintain the Olympia in good standing during the forthcoming year and the estimated taxes thereon.  This should have been reflected in the original schedule but due to an oversight was not accounted for.

11.	Under Liquidity and Capital Resources, per page 13, several paragraphs have been added to address this comment.

12.	The language has been changed so there is no reference to “acceptance”.

13.	This comment has been included on page 27.

14.
  On October 9, 2013 the exploration concession application was granted.  The registration statement has been amended to reflect this fact as shown on page 19.   In addition, a copy of the granted exploration concession for the Olympia has been sent to Mr. John Coleman with the material requested under comment 23.

15.	How Mr. Garcia decided on the Olympia concession has been described on page 18.

16.
 The date of August 28, 2012 the exploration concession application was applied for.  The incorporation date was August 15, 2012 and it was incorporated in the jurisdiction of Puerto Plata in the Dominican Republic.   This information has been disclosed on page 19.   There were no related agreement with the acquiring the Olympia since by filing an exploration concession application with the Ministry of Mines the Company obtained the mineral rights to the Olympia Gold Claim.

17.	Under Related Party Transactions a paragraph has been included in adherence to Item 404(c) of Regulation S.K. as noted on page 32.

18.	Several paragraphs have been included under the section noted in 17 above in adherence to Item 404 (d)(1) of Regulation S-K.

19.	The price of $0.001 per share paid by Mr. Garcia has been disclosed under Plan of Distribution.

20.	Inserted in the Plan of Distribution it has been disclosed that Mr. Garcia may sell all or some of his remaining shares in open market transactions in reliance upon Rule 144.

21.	The reference to “all outstanding shares are fully paid and non-assessable” has been removed.

22.	This section has been expanded to include the recommendation for disclosure as required under Item 202 (a)(1) of Regulation S-K.

23.
The geological report, copies of the assays from Acme Labs and a copy of the granting of the exploration concession rights on the Olympia Gold Claim to the Company has been forwarded to Mr. John Coleman of your office.  This copied material need not be returned to our office.

24.	The name of the legal firm in the prospectus has been changed from Lawler & Associates to W. Scott Lawler.

25.	This has been amended as requested.

Yours very truly;

“Francisco A. J. Garcia”
Francisco A. J. Garcia
Chief Executive Office, Chief
Financial Officer, President
and Director